ONE PRICE CLOTHING STORES, INC.
                                                 STOCK OPTION AGREEMENT


Name of Optionee:  Leonard M. Snyder
Date of Grant: April 16, 1998
Number of Shares Subject to Options: 80,000
Exercise Price per Share: $1.766
Option expires and is no longer valid on or after: April 16, 2008 unless an earlier date of expiration occurs pursuant to the terms set forth below.

The Options shall be exercisable according to the following schedule (subject to adjustment as provided below):

                  26,667 Shares Beginning April 16, 1998 26,667 Shares Beginning April 16, 1999 26,666 Shares Beginning April 16, 2000

         An Option that becomes exercisable in whole or in part according to the foregoing schedule may be exercised subsequently at any time prior to its scheduled expiration, subject to earlier termination as described below.

         Additional Option Terms:

         The Options shall not be transferable except to members of the Optionee's immediate family or a trust for the benefit of members of his family.

         Any unexercised Option shall terminate on the date the Optionee ceases to be Non-Executive Chairman of the Board of Directors of One Price Clothing Stores, Inc. (the "Company"), unless the Optionee shall (a) die while still serving in such capacity, in which case his legatees under his last will or his personal representative or representatives may exercise the previously unexercised portion of the Options at any time within one (1) year after his death to the extent the Optionee could have exercised such Options as of the April 16th next following his death; (b) becomes permanently or totally disabled within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code") (or any successor provision), in which case he or his personal representative may exercise the previously unexercised portion of the Options at any time within one (1) year after termination of his services as Non-Executive Chairman to the extent the Optionee could have exercised such Options as of the April 16th next following his termination of employment; or
(c) resign or retire with the consent of the Company or be terminated without Cause (as defined in that certain Employment Agreement by and between the Company and Mr. Snyder dated April 16, 1998 (the "Agreement"), in which case he may exercise the previously unexercised but then exercisable portion of the Options at any time within three (3) months after such resignation or retirement or retirement with the consent of the Company or termination without Cause. In no event may the Options be exercised after the expiration of their fixed term.

         An Option shall be deemed exercised when the holder (a) shall indicate the decision to do so in writing delivered to the Company, (b) shall at the same time tender to the Company payment in full in cash (or in shares of the Company's Common Stock at the value of such shares at the time of exercise ) of the exercise price for the shares for which the Option is exercised, (c) shall tender to the Company payment in full in cash of the amount of all federal and state withholding or other employment taxes applicable to the taxable income, if any, of the holder resulting from such exercise, and (d) shall comply with such other reasonable requirements as may be required for legal reasons. The Optionee shall not have any of the rights of a shareholder with reference to shares subject to an Option until a certificate for the shares has been executed and delivered.

         An Option may be exercised for any lesser number of shares than the full amount for which it could be exercised. Such a partial exercise of an Option shall not affect the right to exercise the Options from time to time in accordance with this agreement for the remaining shares subject to the Options.

         The number and kind of shares subject to Options hereunder and/or the exercise price will be appropriately adjusted by the Compensation Committee of the Board ("Committee") in the event of any change in the outstanding stock of the Company by reason of stock dividend, stock split, recapitalization, reorganization, merger, split up or the like. Such adjustment shall be designed to preserve, but not increase, the benefits to the Optionee. The Committee is responsible for making all determinations necessary or advisable for the implementation of the Agreement, including what adjustments, if any, shall be made, and all such determinations shall be final, binding and conclusive, provided, however, that the Committee may, as required, or as it deems necessary, in its discretion, seek legal advice prior to making any determinations regarding the Agreement.

         No certificate(s) for shares shall be executed or delivered upon exercise of an Option until the Company shall have taken such action, if any, as is then required to comply with the provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the South Carolina Uniform Securities Act, as amended, any other applicable state blue sky law(s) and the requirements of any exchange on which the Company's Common Stock may, at the time, be listed. Promptly following the date hereof, the Company will register with the United State Securities and Exchange Commission on a Form S-8 the shares underlying the Options, notify the NASDAQ of such filing, and take other steps as it deems necessary or appropriate in order that the shares covered hereby may be lawfully issued. In the case of the exercise of an Option by a person or estate acquiring the right to exercise the Option by bequest or inheritance, the Board or Committee may require reasonable evidence as to the ownership of the Option and may require such consents and releases of taxing authorities as it may deem advisable.

         Nothing in this Agreement shall in any way alter any of the rights or duties of the Company or the Optionee under the Agreement.

         By the Optionee's and the Company's signatures below, the Optionee and the Company agree that this Option is granted under and governed by the terms and conditions of this agreement. Signed as of June 2,1998.
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                         ONE PRICE CLOTHING STORES, INC.

                                                     By: /s/ Larry I. Kelley
                                                     Title:  President and Chief Executive Officer
WITNESS:
                                                     OPTIONEE:
/s/ Grant H. Gibson                                     /s/ Leonard M. Snyder
--------------------                                     ---------------------
                                                        Leonard M. Snyder
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